IN ACCORDANCE WITH RULE 201 OF REGULATION S-T, THESE SUPPORTING FINANCIAL SCHEDULES ARE BEING FILED IN PAPER PURSUANT TO A TEMPORARY HARDSHIP EXEMPTION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

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04049231

RECD S.E.C.
NOV 3 - 2004
1086

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

SFSB, Inc.
Exact name of registrant as specified in charter

0001303026
Registrant CIK Number

SB-2/A
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

333-119128
SEC file number, if available

N/A
Name of Person Filing the Document
(If other than the Registrant)

PROCESSED
NOV 09 2004
THOMSON
FINANCIAL

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the County Harford, State of Maryland 2004.

SFSB, Inc.
(Registrant)

By: Philip E. Logan
(Name and Title)
PRESIDENT, CHAIRMAN & CEO

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on ______________, 19____, that the information set forth in this statement is true and complete.

By: ______________________
(Name)

____
(Title)

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 2082 (3-99)

Table 14

General Financial Performance Ratios

As of or for the Latest Twelve Months Ended June 30, 2004

	Total Assets ($000s)	Total Deposits ($000s)	Total Equity/ Assets (%)	Tang. Equity/ Assets (%)	Total NPAs/ Assets (%)	Net Interest Margin (%)	LTM ROA (%)	LTM ROE (%)	Core ROA (%)	Core ROE (%)
Slavie Federal Savings Bank	**146,753**	**100,434**	**7.48**	**7.46**	**0.21**	**2.49**	**0.08**	**0.88**	**0.13**	**1.51**
Comparative Group Average	**149,246**	**111,221**	**11.26**	**11.15**	**0.64**	**3.47**	**0.51**	**4.34**	**0.49**	**4.13**
Comparative Group Median	**137,239**	**103,498**	**10.19**	**10.15**	**0.35**	**3.45**	**0.63**	**4.76**	**0.59**	**4.56**
All Public Thrift Average	**3,661,603**	**2,074,263**	**10.24**	**9.61**	**0.55**	**3.30**	**0.80**	**8.74**	**0.78**	**8.29**
All Public Thrift Median	**497,041**	**317,716**	**8.94**	**8.44**	**0.35**	**3.27**	**0.80**	**8.38**	**0.77**	**7.95**
Comparative Group										
American Bank Holdings, Inc.	253,459	173,650	6.05	6.05	0.58	3.27	0.70	11.02	0.74	11.72
Atlantic Liberty Financial Corp	182,709	110,083	14.47	14.47	0.09	4.22	0.89	5.42	0.89	5.42
BUCS Financial Corp	120,150	89,641	8.37	8.03	0.07	2.99	0.34	4.04	0.34	4.01
Coddle Creek Financial Corp.	135,698	111,507	15.82	15.82	2.22	3.72	0.74	4.76	0.74	4.76
Farnsworth Bancorp, Inc.	96,664	88,265	6.90	6.90	0.15	4.27	0.70	9.83	0.62	8.64
Great Pee Dee Bancorp, Inc.	156,355	108,945	16.66	16.10	1.75	3.65	0.81	4.75	0.74	4.35
KS Bancorp, Inc.	217,678	161,786	8.29	8.29	1.17	3.72	0.55	6.07	0.55	6.07
Mutual Community Savings Bank, Inc.	94,737	71,742	7.75	7.75	0.35	3.32	(0.06)	(0.78)	(0.09)	(1.16)
RSV Bancorp, Inc.	76,700	56,723	15.24	15.24	0.11	3.18	1.03	6.13	0.94	5.56
South Street Financial Corp.	211,671	182,259	12.01	12.01	0.35	2.89	0.41	3.46	0.41	3.46
Southern Banc Company, Inc. (The)	106,353	82,005	16.22	16.22	0.11	2.78	0.53	3.12	0.49	2.90
SouthFirst Bancshares, Inc.	138,779	98,050	7.34	6.97	0.76	3.57	(0.48)	(5.74)	(0.52)	(6.21)

Source: Slavie Federal Savings Bank; SNL Financial; Feldman Financial.

Table 15

Income and Expense Analysis

For the Latest Twelve Months Ended June 30, 2004

	As a Percent of Average Assets									
	Interest Income	Interest Expense	Net Interest Income	Other Oper. Income	Gains & Non-rec. Income	Loan Loss Prov.	Gen. & Admin. Expense	Real Estate Expense	Amort. of Intang.	Pretax Core Earnings
Slavie Federal Savings Bank	**4.69**	**2.34**	**2.35**	**0.11**	**(0.08)**	**0.04**	**2.23**	**0.00**	**0.00**	**0.19**
Comparative Group Average	**5.23**	**1.93**	**3.30**	**0.93**	**0.05**	**0.23**	**3.19**	**0.01**	**0.02**	**0.78**
Comparative Group Median	**5.35**	**1.99**	**3.20**	**0.47**	**0.04**	**0.15**	**2.89**	**0.00**	**0.00**	**0.96**
All Public Thrift Average	**5.16**	**2.04**	**3.12**	**0.85**	**0.06**	**0.15**	**2.62**	**0.01**	**0.01**	**1.19**
All Public Thrift Median	**5.10**	**2.03**	**3.19**	**0.61**	**0.02**	**0.08**	**2.45**	**0.00**	**0.00**	**1.19**
Comparative Group										
American Bank Holdings, Inc.	5.37	2.16	3.21	2.24	0.04	0.26	3.87	0.00	0.10	1.22
Atlantic Liberty Financial Corp	5.49	1.46	4.03	0.29	0.00	0.00	2.75	0.00	0.00	1.57
BUCS Financial Corp	4.70	1.89	2.81	2.73	0.00	0.24	4.75	0.03	0.00	0.52
Coddle Creek Financial Corp.	5.56	1.95	3.62	0.23	0.00	0.03	2.67	0.00	0.00	1.14
Farnsworth Bancorp, Inc.	5.78	1.64	4.14	0.37	0.13	0.13	3.30	0.00	0.00	1.08
Great Pee Dee Bancorp, Inc.	5.50	2.03	3.47	0.61	0.10	0.24	2.54	0.12	0.00	1.18
KS Bancorp, Inc.	5.61	2.03	3.57	0.54	0.00	0.17	3.04	0.00	0.06	0.84
Mutual Community Savings Bank, Inc.	4.89	1.74	3.15	0.74	0.05	0.34	3.74	0.00	0.00	(0.19)
RSV Bancorp, Inc.	5.12	2.03	3.08	0.20	0.15	0.02	1.84	0.00	0.00	1.42
South Street Financial Corp.	4.82	2.14	2.68	0.40	0.00	0.06	2.43	0.00	(0.00)	0.59
Southern Banc Company, Inc. (The)	4.59	1.94	2.65	0.18	0.06	0.01	1.97	0.00	0.01	0.84
SouthFirst Bancshares, Inc.	5.32	2.13	3.19	2.60	0.06	1.24	5.33	0.00	0.06	(0.83)

Source: Slavie Federal Savings Bank; SNL Financial; Feldman Financial.

Table 16

Yield-Cost Structure and Growth Rates

For the Latest Twelve Months Ended June 30, 2004

	Avg. Int. Earn. Assets/ Assets	Avg. Int.-Bear. Liabs./ Assets	Net Earning Assets/ Assets	Yield on Int.-Earn. Assets	Cost of Int-Bear. Liabs.	Net Interest Spread	Asset Growth Rate	Loan Growth Rate	Deposit Growth Rate
Slavie Federal Savings Bank	**94.12**	**89.10**	**5.02**	**4.98**	**2.63**	**2.35**	**28.46**	**55.44**	**0.25**
Comparative Group Average	**96.06**	**86.90**	**9.17**	**5.44**	**2.21**	**3.22**	**7.02**	**11.54**	**5.34**
Comparative Group Median	**96.27**	**88.47**	**7.19**	**5.60**	**2.30**	**3.24**	**4.52**	**8.46**	**2.89**
All Public Thrift Average	**93.67**	**83.81**	**9.86**	**5.40**	**2.32**	**3.07**	**14.34**	**17.47**	**12.28**
All Public Thrift Median	**94.37**	**84.72**	**9.25**	**5.33**	**2.28**	**3.08**	**6.57**	**10.87**	**5.00**
Comparative Group									
American Bank Holdings, Inc.	96.82	90.44	6.38	5.56	2.40	3.16	26.86	37.28	25.03
Atlantic Liberty Financial Corp	96.19	81.74	14.45	5.69	1.78	3.91	31.32	12.63	1.94
BUCS Financial Corp	93.52	90.52	3.00	5.03	2.09	2.94	2.49	27.64	7.97
Coddle Creek Financial Corp.	96.36	81.82	14.54	5.71	2.27	3.43	(4.20)	1.02	(4.33)
Farnsworth Bancorp, Inc.	96.79	92.07	4.72	5.98	1.79	4.19	8.71	11.30	9.42
Great Pee Dee Bancorp, Inc.	95.55	82.17	13.39	5.79	2.48	3.31	9.09	3.69	0.12
KS Bancorp, Inc.	95.49	90.63	4.87	5.86	2.24	3.62	13.87	7.52	15.14
Mutual Community Savings Bank, Inc.	96.79	91.24	5.55	5.03	1.89	3.14	(3.37)	46.53	(3.69)
RSV Bancorp, Inc.	98.42	82.37	16.05	5.19	2.46	2.73	6.55	9.40	13.67
South Street Financial Corp.	94.51	86.50	8.01	5.12	2.48	2.64	(1.21)	(10.39)	3.84
Southern Banc Company, Inc. (The)	98.67	82.65	16.01	4.64	2.35	2.28	(4.79)	(3.82)	(2.79)
SouthFirst Bancshares, Inc.	93.62	90.58	3.04	5.64	2.33	3.31	(1.10)	(4.30)	(2.19)

Source: Slavie Federal Savings Bank; SNL Financial; Feldman Financial.

Table 17

Balance Sheet Composition

As of the Latest Twelve Months Ended June 30, 2004

	As a Percent of Total Assets									
	Cash & Securities	Net Loans	Real Estate	Intang. Assets	Other Assets	Total Deposits	Borrowed Funds	Other Liabs.	Total Liabs.	Total Equity
Slavie Federal Savings Bank	**16.22**	**78.25**	**0.00**	**0.02**	**5.51**	**68.44**	**20.10**	**3.98**	**92.52**	**7.48**
Comparative Group Average	**29.31**	**66.31**	**0.20**	**0.12**	**4.06**	**75.37**	**12.43**	**0.95**	**88.74**	**11.26**
Comparative Group Median	**27.07**	**68.65**	**0.08**	**0.00**	**3.83**	**74.47**	**14.63**	**0.92**	**89.81**	**10.19**
All Public Thrift Average	**26.26**	**68.87**	**0.21**	**0.61**	**3.90**	**67.67**	**20.95**	**1.10**	**89.70**	**10.24**
All Public Thrift Median	**23.30**	**70.16**	**0.03**	**0.03**	**3.50**	**68.63**	**20.59**	**0.93**	**90.87**	**8.94**
Comparative Group										
American Bank Holdings, Inc.	19.88	77.13	0.11	0.00	2.88	68.51	24.50	0.94	93.95	6.05
Atlantic Liberty Financial Corp	32.39	64.23	0.04	0.00	3.34	60.25	23.64	1.64	85.53	14.47
BUCS Financial Corp	20.77	72.23	0.00	0.37	6.63	74.61	16.65	0.37	91.63	8.37
Coddle Creek Financial Corp.	16.51	79.20	0.00	0.00	4.29	82.17	0.00	2.00	84.18	15.82
Farnsworth Bancorp, Inc.	28.96	67.51	0.00	0.00	3.53	91.31	0.88	0.91	93.10	6.90
Great Pee Dee Bancorp, Inc.	20.00	72.96	0.34	0.67	6.03	69.68	13.43	0.23	83.34	16.66
KS Bancorp, Inc.	19.49	75.75	0.62	0.00	4.14	74.32	17.04	0.34	91.71	8.29
Mutual Community Savings Bank, Inc.	27.03	69.78	0.05	0.00	3.13	75.73	15.83	0.69	92.25	7.75
RSV Bancorp, Inc.	48.10	49.91	0.20	0.00	1.79	73.95	9.73	1.08	84.76	15.24
South Street Financial Corp.	27.11	66.93	0.60	0.00	5.36	86.10	0.00	1.89	87.99	12.01
Southern Banc Company, Inc. (The)	63.41	35.24	0.00	0.00	1.35	77.11	6.50	0.17	83.78	16.22
SouthFirst Bancshares, Inc.	28.05	64.92	0.38	0.39	6.26	70.65	20.91	1.10	92.66	7.34

Source: Slavie Federal Savings Bank; SNL Financial; Feldman Financial.

Table 18

Regulatory Capital, Credit Risk, and Loan Composition

As of or for the Latest Twelve Months Ended June 30, 2004

	Tangible Capital Ratio	Tier 1 Risk-based Capital	Total Risk-based Capital	NPLs/ Loans	Total NPAs/ Assets	Resrvs./ NPAs	Resrvs./ Loans	Resid. Mtgs./ Loans	Other Mtgs./ Loans	Nonmtg. Loans/ Loans
Slavie Federal Savings Bank	**7.51**	**14.84**	**15.37**	**0.23**	**0.21**	**127.30**	**0.34**	**88.74**	**4.74**	**6.52**
Comparative Group Average	**10.39**	**18.68**	**19.35**	**0.67**	**0.64**	**195.35**	**0.75**	**63.89**	**24.21**	**11.95**
Comparative Group Median	**10.00**	**16.66**	**17.16**	**0.41**	**0.35**	**107.62**	**0.80**	**61.89**	**24.97**	**7.56**
All Public Thrift Average	**9.58**	**15.76**	**16.73**	**0.64**	**0.54**	**193.05**	**0.94**	**56.05**	**31.12**	**12.86**
All Public Thrift Median	**8.71**	**13.91**	**14.95**	**0.43**	**0.35**	**159.12**	**0.86**	**56.26**	**34.97**	**8.82**
Comparative Group										
American Bank Holdings, Inc.	7.03	10.15	10.97	0.54	0.58	114.54	0.85	30.63	39.94	29.43
Atlantic Liberty Financial Corp	10.76	19.60	20.14	0.08	0.09	355.23	0.52	55.00	44.36	0.64
BUCS Financial Corp	8.75	12.06	12.78	0.10	0.07	762.22	0.78	62.81	7.53	29.66
Coddle Creek Financial Corp.	13.21	21.51	22.59	2.78	2.22	29.37	0.82	89.51	6.30	4.19
Farnsworth Bancorp, Inc.	6.81	12.31	13.13	0.22	0.15	300.00	0.67	60.94	31.31	7.75
Great Pee Dee Bancorp, Inc.	14.33	22.34	22.34	1.85	1.75	56.24	1.33	61.17	26.16	12.67
KS Bancorp, Inc.	8.52	12.15	13.08	0.72	1.17	55.28	0.85	55.74	22.36	21.90
Mutual Community Savings Bank, Inc.	8.05	12.80	13.92	0.43	0.35	197.60	0.99	56.97	36.42	7.11
RSV Bancorp, Inc.	11.63	23.35	23.88	0.22	0.11	229.41	0.51	74.78	23.78	1.44
South Street Financial Corp.	10.85	18.54	18.99	0.08	0.35	64.86	0.39	75.55	20.02	4.43
Southern Banc Company, Inc. (The)	15.45	44.62	45.01	0.39	0.11	100.69	0.38	80.92	2.32	16.76
SouthFirst Bancshares, Inc.	9.23	14.78	15.32	0.58	0.76	78.71	0.92	62.61	30.02	7.37

Source:. Slavie Federal Savings Bank; SNL Financial; Feldman Financial.

Table 19

Comparative Stock Index Performance

December 31, 2002 to September 8, 2004

(Index Value 100 = 12/31/02)


160
150
140
130
120
110
100
90
Dec-02
Mar-03
Jun-03
Sep-03
Dec-03
Mar-04
Jun-04
Sep-04
All Public Thrifts
Small Public Thrifts
S&P 500 Stock Index

Table 20
Summary of Recent Maryland Acquisition Activity
Transactions Announced from 2000 to 2004 Year-to-Date

				Seller's Prior Financial Data							Offer Value to			
Buyer	St.	Seller	B/T (1)	Total Assets ($mil.)	Equity/ Assets (%)	YTD ROA (%)	YTD ROE (%)	Date Anncd.	Status (2)	Offer Value ($mil.)	Book Value (%)	Tang. Book (%)	LTM EPS (x)	Total Assets (%)
Overall Average				**1,392**	**9.95**	**0.64**	**8.01**	**NA**	**NA**	**235.8**	**189.0**	**218.8**	**25.9**	**18.01**
Overall Median				**164**	**8.80**	**0.78**	**7.21**	**NA**	**NA**	**31.2**	**149.5**	**218.6**	**23.3**	**16.64**
Thrift Seller Average				**167**	**12.08**	**0.43**	**4.66**	**NA**	**NA**	**20.7**	**142.2**	**169.6**	**29.3**	**17.41**
Thrift Seller Median				**114**	**11.60**	**0.69**	**5.55**	**NA**	**NA**	**22.3**	**128.2**	**145.8**	**23.5**	**16.42**
Patapsco Bancorp Inc.	MD	Parkville FSB	T	49	6.84	0.34	4.86	11/12/03	C	4.4	132.1	132.1	22.4	9.03
United Bankshares Inc.	WV	Sequoia Bancshares Inc.	B	524	4.92	1.03	21.09	04/07/03	C	112.2	435.3	435.3	24.3	21.42
Mercantile Bankshares	MD	F&M Bancorp	B	2,095	8.80	1.27	13.82	03/13/03	C	484.6	258.7	261.5	19.7	23.13
BB&T Corp.	NC	Equitable Bank	T	477	6.25	0.78	13.02	09/27/02	C	52.6	159.6	159.6	14.9	11.03
M&T Bank Corp.	NY	Allfirst Financial Inc.	B	17,311	10.06	0.71	7.21	09/26/02	C	2,880.0	165.3	302.4	NM	16.64
Bradford Bank	MD	Wyman Park Bancorp.	T	70	13.70	0.67	5.00	07/09/02	C	13.4	124.3	124.3	24.6	19.12
BCSB Bankcorp (MHC)	MD	WHG Bancshares Corp.	T	164	10.33	0.25	2.44	02/27/02	C	19.5	108.1	NA	44.5	11.90
American Home Mortgage	NY	Valley Bancorp Inc.	T	46	8.79	0.34	3.77	08/27/01	P	5.4	133.8	133.8	34.7	11.76
Northwest Bancorp (MHC)	PA	Leeds Fed. Bnkshs. (MHC)	T	354	14.17	0.85	6.09	08/16/01	C	43.0	289.1	289.1	47.8	41.93
Century Bancshares Inc.	DC	GrandBanc Inc.	B	114	5.14	0.12	2.12	10/11/00	C	11.0	149.5	177.6	NM	9.64
F&M National Corp.	VA	Community Bankshares	B	75	8.34	0.86	10.17	08/23/00	C	13.2	149.4	149.4	19.1	17.59
BB&T Corp.	NC	FCNB Corp.	B	1,593	5.58	0.92	16.35	07/27/00	C	216.7	243.3	259.7	19.5	13.60
Mercantile Bankshares	MD	Bank of Fruitland	B	145	9.51	1.03	10.39	06/02/00	C	37.5	271.5	271.5	26.1	25.82
Patapsco Bancorp Inc.	MD	Northfield Bancorp Inc.	T	54	13.12	0.23	1.74	05/16/00	C	8.8	123.4	123.4	31.0	16.19
Provident Bankshares	MD	Harbor Federal Bancorp	T	253	10.07	0.82	7.90	05/04/00	C	31.2	117.3	117.3	14.6	12.33
Private Investor	--	Quantum Financial Hldgs.	T	36	25.41	(0.41)	(2.91)	02/07/00	C	8.4	92.1	277.4	NM	23.41
Mercantile Bankshares	MD	Union National Bancorp	B	309	8.18	1.04	13.04	01/21/00	C	66.6	261.0	286.2	20.0	21.58

(1) B=bank; T=thrift.
(2) P=pending; C=completed.

Source: SNL Financial.

Table 21
Summary of Recent Standard Full Thrift Conversions
Transactions Completed from 2002 to 2004 Year-to-Date

						Pro Forma Ratios				Price Performance		
Company	State	Stock Exchange	IPO Date	Total Assets ($mil.)	Gross Proceeds ($mil.)	Price/ Book (%)	Price/ TanBk. (%)	Price/ EPS (x)	Price/ Assets (%)	IPO Price ($)	9/08/04 Price ($)	Price Change (%)
Conversion Average: 2002-04	NA	NA	NA	**654.1**	**153.1**	**72.1**	**76.0**	**27.5**	**14.6**	NA	NA	**59.7**
Conversion Average: 2004	NA	NA	NA	**889.0**	**355.8**	**80.7**	**95.3**	**29.9**	**22.4**	NA	NA	**16.0**
Conversion Average: 2003	NA	NA	NA	**812.1**	**148.7**	**70.6**	**73.0**	**36.7**	**12.0**	NA	NA	**60.3**
Conversion Average: 2002	NA	NA	NA	**378.8**	**56.2**	**69.4**	**69.4**	**20.2**	**13.2**	NA	NA	**85.2**
Third Century Bancorp	IN	OTC BB	06/30/04	106.6	16.5	75.3	75.3	31.3	13.7	10.00	11.05	10.5
SE Financial Corp.	PA	OTC BB	05/06/04	87.4	25.8	86.6	86.6	35.7	23.6	10.00	9.85	(1.5)
NewAlliance Bancshares, Inc.	CT	NASDAQ	04/02/04	2,473.0	1,024.9	80.3	123.9	22.7	30.1	10.00	13.89	38.9
Rainier Pacific Financial Group	WA	NASDAQ	10/21/03	530.9	79.4	75.9	76.2	25.0	13.3	10.00	17.91	79.1
KNBT Bancorp, Inc.	PA	NASDAQ	11/03/03	1,040.8	202.0	80.5	92.3	20.6	16.6	10.00	16.78	67.8
Community First Bancorp, Inc.	KY	OTC BB	06/27/03	30.0	2.8	67.3	67.3	NM	8.6	10.00	13.40	34.0
Rantoul First Bank, SB	IL	Pink Sheet	04/02/03	30.6	1.9	58.5	58.5	NM	6.0	10.00	16.75	67.5
CCSB Financial Corp.	MO	OTC BB	01/09/03	77.9	9.8	67.2	67.2	83.3	11.4	10.00	13.75	37.5
Provident Financial Services, Inc.	NJ	NYSE	01/16/03	3,162.3	596.2	74.1	76.2	17.9	16.2	10.00	17.61	76.1
Atlantic Liberty Financial Corp	NY	NASDAQ	10/23/02	124.0	17.1	74.1	74.1	15.0	12.4	10.00	18.85	88.5
TierOne Corporation	NE	NASDAQ	10/02/02	1,543.5	220.8	71.2	71.2	11.9	12.7	10.00	21.65	116.5
Monarch Community Bancorp	MI	NASDAQ	08/30/02	172.7	23.1	66.2	66.2	41.7	12.0	10.00	14.02	40.2
First PacTrust Bancorp, Inc.	CA	NASDAQ	08/23/02	349.3	63.5	76.2	76.2	27.3	15.7	12.00	24.15	101.3
RSV Bancorp, Inc.	PA	OTC BB	04/08/02	44.6	7.6	66.3	66.3	17.3	14.9	10.00	17.95	79.5
Heritage Bancshares, Inc. (1)	TX	OTC BB	02/26/02	38.6	4.9	62.5	63	8.2	11.5	10.00	NA	NA

(1) Company subsequently acquired.

Source: SNL Financial

Table 22

Summary of Recent First-Stage MHC Stock Offerings

Transactions Completed from 2002 to 2004 Year-to-Date

Company	State	Stock Exchange	IPO Date	Total Assets ($mil.)	Stock Retained by MHC (%)	Gross Proceeds ($mil.)	Fully Conv. P/B (%)	Price Performance: IPO Price ($)	Price Performance: 9/08/04 Price ($)	Price Performance: Price Change (%)
MHC Average: 2002-04	**NA**	**NA**	**NA**	**270.3**	**58.8**	**31.6**	**79.0**	**NA**	**NA**	**33.1**
MHC Average: 2004	**NA**	**NA**	**NA**	**222.6**	**59.9**	**35.5**	**86.2**	**NA**	**NA**	**17.1**
MHC Average: 2003	**NA**	**NA**	**NA**	**237.5**	**61.5**	**12.7**	**79.0**	**NA**	**NA**	**43.6**
MHC Average: 2002	**NA**	**NA**	**NA**	**382.1**	**55.0**	**33.5**	**64.6**	**NA**	**NA**	**86.6**
Monadnock Community Bancorp	NH	OTC BB	06/29/04	43.7	55.0	3.4	85.5	8.00	7.20	(10.0)
First Federal Financial Services	IL	NASDAQ	06/29/04	123.2	55.0	17.6	75.9	10.00	12.88	28.8
Wawel Savings Bank	NJ	OTC BB	04/01/04	76.2	60.8	8.0	92.8	10.00	11.60	16.0
Osage Federal Financial Inc.	OK	OTC BB	04/01/04	77.3	70.0	6.8	85.2	10.00	11.95	19.5
K-Fed Bancorp	CA	NASDAQ	03/31/04	448.6	60.9	56.9	92.0	10.00	13.65	36.5
Citizens Community Bancorp	WI	OTC BB	03/30/04	130.4	67.8	9.8	83.2	10.00	11.80	18.0
Clifton Savings Bancorp, Inc.	NJ	NASDAQ	03/04/04	635.9	55.0	137.4	92.1	10.00	11.93	19.3
Cheviot Financial Corp.	OH	NASDAQ	01/06/04	246.0	55.0	43.9	83.1	10.00	10.90	9.0
Flatbush Federal Bancorp, Inc.	NY	OTC BB	10/21/03	140.1	53.0	8.7	77.3	8.00	10.25	28.1
ASB Holding Company	NJ	OTC BB	10/03/03	334.9	70.0	16.7	80.7	10.00	15.90	59.0
Synergy Financial Group, Inc. (1)	NJ	NASDAQ	09/18/02	344.9	56.5	54.2	65.9	10.00	NA	NA
Minden Bancorp, Inc.	LA	OTC BB	07/02/02	61.2	55.0	6.5	61.8	10.00	19.31	93.1
New England Bancshares, Inc.	CT	OTC BB	06/04/02	136.3	55.0	9.2	65.0	10.00	18.00	80.0
Partners Trust Financial Group (1)	NY	NASDAQ	04/04/02	985.7	53.7	64.0	65.5	10.00	NA	NA

(1) Company subsequently completed second-stage conversion.

Source: SNL Financial.

Table 23

Comparative Market Valuation Analysis

Slavie Federal Savings Bank and the Comparative Group
Market Price Data as of September 8, 2004

Company	Current Stock Price ($)	Total Market Value ($mil.)	Price/ LTM EPS (x)	Price/ Qtr.Ann. EPS (x)	Price/ Book Value (%)	Price/ Tang. Book (%)	Price/ Total Assets (%)	Total Equity/ Assets (%)	Current Dividend Yield (%)
Slavie Federal Savings Bank (1)									
Pro Forma Minimum	**10.00**	**19.1**	**52.8**	**73.0**	**70.5**	**70.5**	**11.74**	**16.66**	**0.00**
Pro Forma Midpoint	**10.00**	**22.5**	**54.7**	**72.4**	**74.8**	**74.9**	**13.57**	**18.13**	**0.00**
Pro Forma Maximum	**10.00**	**25.9**	**56.5**	**72.5**	**78.4**	**78.5**	**15.33**	**19.55**	**0.00**
Pro Forma Adjusted Maximum	**10.00**	**29.8**	**58.0**	**72.2**	**81.8**	**81.9**	**17.28**	**21.13**	**0.00**
Comparative Group Average	**NA**	**18.2**	**20.8**	**23.3**	**108.6**	**110.1**	**12.21**	**11.24**	**1.94**
All Public Thrift Average	**NA**	**533.5**	**18.7**	**18.9**	**147.9**	**163.2**	**14.35**	**10.24**	**1.95**
Maryland Thrift Average	**NA**	**65.8**	**14.1**	**14.0**	**163.5**	**165.0**	**14.05**	**8.28**	**0.88**
<u>Comparative Group</u>									
American Bank Holdings, Inc.	8.40	16.3	10.2	7.0	106.3	106.3	6.43	6.05	0.00
Atlantic Liberty Financial Corp	18.85	31.7	21.2	18.2	119.9	119.9	17.35	14.68	1.51
BUCS Financial Corp	25.25	10.1	23.4	27.5	100.7	105.3	8.43	8.37	0.00
Coddle Creek Financial Corp.	36.00	24.9	22.2	36.0	116.1	116.1	18.36	15.82	2.78
Farnsworth Bancorp, Inc.	17.00	9.0	13.5	10.9	134.4	134.4	9.28	6.90	0.59
Great Pee Dee Bancorp, Inc.	15.50	28.1	21.2	22.8	107.8	112.3	17.96	16.66	4.00
KS Bancorp, Inc.	20.95	25.1	22.3	19.4	138.9	138.9	11.52	8.29	3.05
Mutual Community Savings Bank, Inc.	11.75	4.3	NM	22.6	58.2	58.2	4.51	7.88	0.00
RSV Bancorp, Inc.	17.10	10.6	15.4	18.6	98.6	98.6	15.02	14.52	1.59
South Street Financial Corp.	10.21	31.3	34.0	42.6	123.2	123.2	14.80	12.18	4.03
Southern Banc Company, Inc. (The)	17.50	15.6	27.8	31.3	90.5	90.5	14.68	16.22	2.00
SouthFirst Bancshares, Inc.	16.05	11.4	NM	NM	111.8	118.1	8.20	7.34	3.74
<u>Maryland Thrifts</u>									
American Bank Holdings, Inc.	8.40	16.3	10.2	7.0	106.3	106.3	6.43	6.05	0.00
BUCS Financial Corp	25.25	10.1	23.4	27.5	100.7	105.3	8.43	8.37	0.00
Severn Bancorp, Inc.	34.25	142.5	11.9	11.0	261.9	263.5	22.95	8.76	1.17
Washington Savings Bank, F.S.B. (The)	11.85	94.2	10.7	10.6	184.9	184.9	18.37	9.94	2.36

(1) Fully-converted valuation assumes sale of 100% of common stock.

Source: Slavie Federal Savings Bank; SNL Financial; Feldman Financial.

Exhibit III

Financial and Market Data for All Public Thrifts

Company	Ticker	State	Total Assets ($000)	LTM ROA (%)	LTM ROE (%)	Stock Price 9/08/04 ($)	Total Market Value ($mil.)	Price/ LTM EPS (x)	Price/ Qtr. EPS (x)	Price/ Book Value (%)	Price/ Tang. Book (%)	Price/ Total Assets (%)	Div. Yield (%)
1st Independence Finl Group	FIFG	KY	180,442	0.04	0.32	19.45	37.2	NM	NM	116.0	119.3	13.18	3.08
Access Anytime Bancorp Inc.	AABC	NM	285,340	0.55	7.60	13.70	18.4	16.30	11.10	104.8	179.8	5.89	0.00
Advance Financial Bancorp	AFBC	WV	319,285	0.81	12.80	25.71	36.0	13.30	16.90	168.0	237.7	11.26	1.56
Alaska Pacific Bancshares Inc.	AKPB	AK	166,985	0.42	4.45	21.00	13.2	19.40	16.90	84.6	84.9	7.88	1.33
Allied First Bancorp Inc.	AFBA	IL	127,891	0.43	5.06	17.50	9.8	19.70	16.80	95.1	95.1	7.64	0.00
AMB Financial Corp.	AMFC	IN	154,364	0.68	8.04	15.01	14.6	15.00	19.80	114.1	114.1	9.48	1.60
Ameriana Bancorp	ASBI	IN	428,538	0.58	6.38	17.15	54.0	22.00	30.60	138.0	140.6	12.60	3.73
American Bank Holdings Inc.	ABKD	MD	253,459	0.70	11.02	8.40	16.3	10.20	7.00	106.3	106.3	6.43	0.00
Anchor BanCorp Wisconsin	ABCW	WI	3,839,653	1.18	14.63	26.32	607.0	13.90	14.30	196.7	211.1	15.76	1.90
ASB Financial Corp.	ASBP	OH	162,674	1.29	12.16	22.96	38.3	19.50	17.90	221.0	221.0	23.54	2.61
Astoria Financial Corp.	AF	NY	22,334,295	0.89	14.10	36.79	2,826.3	13.90	11.80	193.5	223.7	11.89	2.72
Atlantic Liberty Financial	ALFC	NY	182,709	0.89	5.42	18.85	31.2	20.90	17.90	118.2	118.2	17.10	1.51
BancAffiliated Inc.	BAFI	TX	98,369	0.90	12.98	24.05	6.7	9.50	6.30	108.3	108.3	6.81	0.00
Bank Mutual Corp.	BKMU	WI	3,107,593	0.84	4.27	11.97	943.0	36.30	33.30	132.0	143.6	30.12	1.67
BankAtlantic Bancorp Inc.	BBX	FL	5,428,378	1.45	15.91	18.91	1,039.0	15.90	16.30	256.6	320.5	20.81	0.74
BankPlus FSB	BPLS	IL	308,204	0.33	5.03	17.50	23.3	NA	NA	NA	NA	NA	0.00
BankUnited Financial Corp.	BKUNA	FL	8,262,013	0.65	10.49	28.60	842.9	19.20	17.40	188.4	200.9	10.40	0.00
Berkshire Hills Bancorp Inc.	BHL	MA	1,296,087	0.85	8.35	39.14	229.8	21.60	20.80	188.3	197.6	17.73	1.23
BFC Financial Corp.	BFCF	FL	5,949,972	0.20	12.07	11.05	233.9	22.60	19.70	202.0	NM	3.95	0.00
Blue River Bancshares Inc.	BRBI	IN	204,480	0.21	2.33	5.80	19.8	48.30	NM	123.2	158.3	9.66	0.00
Broadway Financial Corp.	BYFC	CA	253,685	0.74	10.54	12.10	18.2	13.20	11.20	142.8	142.8	7.20	1.65
Brookline Bancorp Inc.	BRKL	MA	1,610,218	1.14	2.86	15.89	939.8	54.80	56.80	157.5	157.5	58.31	2.14
BUCS Financial Corp	BUCS	MD	120,150	0.34	4.04	25.25	10.1	23.40	27.50	100.7	105.3	8.43	0.00
Camco Financial Corp.	CAFI	OH	1,068,717	0.45	5.06	15.09	111.1	23.20	18.00	121.1	125.1	10.39	3.84
Carver Bancorp Inc.	CNY	NY	552,842	0.91	11.10	18.55	42.5	10.00	11.00	101.4	101.4	7.72	1.51
CCSB Financial Corp.	CCFC	MO	86,028	(0.01)	(0.04)	13.75	13.3	NM	NM	93.7	93.7	15.45	0.00
Central Bancorp Inc.	CEBK	MA	508,334	0.43	4.96	32.50	54.1	24.30	28.00	126.9	133.9	10.64	1.48
Central Federal Corp.	GCFC	OH	128,953	(1.66)	(9.25)	12.40	25.6	NM	NM	135.5	135.5	19.61	2.90
CFS Bancorp Inc.	CITZ	IN	1,471,769	0.20	1.97	13.60	167.4	52.30	NM	108.2	109.2	11.36	3.24
Citizens First Bancorp Inc.	CTZN	MI	1,293,949	0.84	6.21	22.12	188.1	17.80	22.10	115.5	126.3	14.17	1.63

Exhibit III (continued)

Financial and Market Data for All Public Thrifts

Company	Ticker	State	Total Assets ($000)	LTM ROA (%)	LTM ROE (%)	Stock Price 9/08/04 ($)	Total Market Value ($mil.)	Price/ LTM EPS (x)	Price/ Qtr. EPS (x)	Price/ Book Value (%)	Price/ Tang. Book (%)	Price/ Total Assets (%)	Div. Yield (%)
Citizens First Financial Corp.	CFSB	IL	334,225	0.46	4.77	23.10	34.6	23.60	12.60	102.9	102.9	10.36	1.73
Citizens South Banking Corp.	CSBC	NC	500,586	0.60	3.39	12.94	96.9	35.90	27.00	135.6	151.7	19.44	2.01
City Savings Financial Corp.	CSFC	IN	149,385	0.94	11.89	23.00	12.8	8.60	17.40	108.1	108.1	8.55	1.13
CKF Bancorp Inc.	CKFB	KY	151,862	1.15	11.20	17.00	24.9	14.20	13.30	158.4	170.3	16.46	3.53
Coastal Financial Corp.	CFCP	SC	1,279,877	1.13	18.00	14.40	228.3	17.60	15.70	292.1	292.1	17.83	1.26
Coddle Creek Financial Corp.	CDLX	NC	135,698	0.74	4.76	36.00	24.9	NA	NA	116.1	116.1	18.36	2.78
Commercial Capital Bancorp	CCBI	CA	4,743,850	1.57	21.70	22.34	1,192.0	26.00	20.00	203.7	541.6	25.02	0.72
Commercial Federal Corp.	CFB	NE	11,713,841	0.66	11.02	27.99	1,111.7	14.70	15.60	148.6	194.4	9.53	1.93
Community Financial Corp.	CFFC	VA	355,229	1.04	11.86	18.72	38.9	11.90	11.40	133.4	133.5	10.96	2.14
Community First Bancorp Inc.	CFBC	KY	49,596	(1.16)	(12.00)	13.40	3.7	NM	NM	97.9	97.9	7.50	0.00
Community Investors Bancorp	CIBI	OH	121,552	0.72	6.74	13.67	14.8	17.50	15.50	111.9	111.9	12.34	2.63
Crazy Woman Creek Bancorp	CRZY	WY	82,165	0.08	0.57	16.25	10.8	NA	NM	106.0	108.2	13.08	2.95
Dime Community Bancshares Inc.	DCOM	NY	3,469,498	1.57	18.04	17.36	646.7	12.90	12.80	240.4	303.7	18.67	3.23
Downey Financial Corp.	DSL	CA	14,222,347	0.75	9.84	55.03	1,539.1	17.10	13.90	163.3	163.8	10.82	0.73
DSA Financial Corp.	DSFN	IN	80,617	1.12	10.29	10.00	16.4	NA	NA	NA	NA	NA	4.13
East Side Financial Inc.	ESDF	IL	110,040	0.52	3.72	33.00	9.5	20.00	28.50	73.3	73.3	8.73	0.61
East Texas Financial Services	ETFSE	TX	NA	NA	NA	16.50	19.3	NA	NA	NA	NA	NA	1.21
Ebank Financial Services Inc.	EBDC	GA	112,712	0.19	2.82	1.10	6.4	NM	NM	159.5	159.5	5.96	0.00
EFC Bancorp Inc.	EFC	IL	950,863	0.78	8.97	25.01	116.7	15.90	18.40	146.0	146.0	12.24	2.44
Elmira Savings Bank	ESBK	NY	313,560	0.85	11.54	30.47	33.0	14.00	13.40	165.0	169.2	10.62	2.49
ESB Financial Corp.	ESBF	PA	1,361,784	0.68	9.75	13.78	147.6	15.80	15.70	165.8	181.1	10.84	2.90
Farnsworth Bancorp Inc.	FNSW	NJ	96,664	0.70	9.83	17.00	9.0	13.50	10.90	134.4	134.4	9.28	0.59
Federal Trust Corp.	FDT	FL	515,372	0.66	11.54	8.22	66.3	17.50	15.80	196.2	196.2	10.41	0.97
FFD Financial Corp.	FFDF	OH	136,603	0.62	4.96	14.00	16.9	24.10	26.90	98.7	98.7	12.37	3.00
FFLC Bancorp Inc.	FFLC	FL	1,010,995	0.95	11.71	26.74	144.5	16.10	15.20	179.2	179.2	14.27	1.94
FFW Corp.	FFWC	IN	239,910	1.01	10.15	21.05	27.0	11.40	12.20	119.6	125.0	11.28	3.23
Fidelity Bancorp Inc.	FSBI	PA	635,747	0.72	11.01	22.00	58.7	13.90	13.80	147.3	158.7	9.23	2.18
Fidelity Bankshares Inc.	FFFL	FL	3,402,619	0.62	10.40	38.09	576.3	29.50	25.10	304.7	308.3	16.94	1.05
Fidelity Federal Bancorp	FFED	IN	192,757	0.13	1.63	1.60	17.6	NM	40.00	112.7	112.7	9.11	0.00
First Bancorp of Indiana Inc.	FBEI	IN	236,746	0.70	4.74	20.70	33.7	NM	NM	110.0	117.8	14.20	2.80

Exhibit III (continued)

Financial and Market Data for All Public Thrifts

Company	Ticker	State	Total Assets ($000)	LTM ROA (%)	LTM ROE (%)	Stock Price 9/08/04 ($)	Total Market Value ($mil.)	Price/ LTM EPS (x)	Price/ Qtr. EPS (x)	Price/ Book Value (%)	Price/ Tang. Book (%)	Price/ Total Assets (%)	Div. Yield (%)
First Bancshares Inc.	FBSI	MO	268,195	0.83	8.34	20.00	33.1	14.10	16.10	119.7	121.9	12.36	0.80
First BancTrust Corp.	FBTC	IL	221,229	0.68	6.10	11.87	29.7	18.30	22.80	115.2	115.2	13.41	2.02
First Capital Bancshares Inc.	FCPB	SC	39,569	0.78	7.70	6.80	3.8	NA	NA	NA	NA	NA	0.00
First Capital Inc.	FCAP	IN	417,840	0.86	8.00	20.56	57.9	16.30	16.60	132.1	152.9	13.86	2.92
First Community Bank Corp.	FCFL	FL	215,076	0.92	8.49	21.65	45.8	27.40	24.60	203.2	207.2	21.29	0.00
First Defiance Financial	FDEF	OH	1,073,166	1.16	9.78	26.52	167.5	14.00	13.50	134.6	159.3	15.61	3.02
First Federal Bancshares of AR	FFBH	AR	712,641	1.04	9.72	21.24	110.4	15.90	14.80	148.0	148.0	15.49	2.07
First Federal Bancshares Inc.	FFBI	IL	307,723	0.69	5.59	20.42	26.8	16.70	34.00	113.6	122.8	7.95	2.15
First Federal Bankshares Inc.	FFSX	IA	615,522	0.89	7.94	23.01	86.1	15.30	18.60	120.5	163.3	13.99	1.74
First Financial Holdings Inc.	FFCH	SC	2,451,872	1.05	15.27	30.75	380.4	15.70	14.80	233.3	270.8	15.53	2.86
First Franklin Corp.	FFHS	OH	272,770	0.41	4.74	21.00	34.6	32.30	52.50	146.7	146.7	12.67	1.52
First Independence Corp.	FFSL	KS	166,056	0.70	7.44	19.00	17.5	15.30	12.80	111.7	111.7	10.53	3.16
First Keystone Financial	FKFS	PA	564,953	0.47	8.19	21.40	41.2	16.50	16.70	146.3	146.3	7.30	2.06
First Midwest Financial Inc.	CASH	IA	757,533	0.55	9.34	21.50	53.6	12.80	16.30	119.8	129.6	7.09	2.42
First Mutual Bancshares Inc.	FMSB	WA	963,704	1.00	17.11	24.50	129.3	15.20	15.30	236.0	236.0	13.41	1.47
First Niagara Finl Group	FNFG	NY	5,025,940	1.06	5.39	13.49	1,127.8	22.50	21.10	115.6	185.2	21.29	2.37
First Niles Financial Inc.	FNFI	OH	97,271	1.04	6.30	18.40	25.5	23.30	25.60	164.4	164.4	26.04	3.26
First PacTrust Bancorp Inc.	FPTB	CA	664,991	0.76	5.63	24.15	113.4	23.50	18.30	130.0	130.0	15.29	1.82
First Place Financial Corp.	FPFC	OH	2,247,080	0.83	7.46	19.79	299.6	18.20	45.00	134.3	201.2	13.33	2.83
First Star Bancorp Inc.	FSSB	PA	553,766	0.61	11.23	33.00	15.9	NA	NA	62.7	62.7	3.48	0.24
FirstBank NW Corp.	FBNW	WA	732,662	0.89	9.03	28.65	82.4	13.90	13.80	121.9	173.8	11.60	2.37
FirstFed Financial Corp.	FED	CA	5,524,926	1.33	14.99	48.30	792.4	13.00	12.60	180.3	182.9	14.34	0.00
Flagstar Bancorp Inc.	FBC	MI	11,965,611	1.83	32.01	22.00	1,346.8	6.90	8.50	189.5	189.5	11.24	4.55
Flushing Financial Corp.	FFIC	NY	2,028,072	1.18	15.81	18.72	361.2	14.90	13.80	240.0	246.4	17.74	1.92
FMS Financial Corp.	FMCO	NJ	1,240,167	0.59	11.52	17.77	115.5	16.00	13.90	176.8	185.2	9.32	0.68
FPB Financial Corp.	FPBF	LA	94,382	0.51	6.50	23.00	6.4	13.30	14.00	90.4	90.4	6.74	1.74
Franklin Bank Corp.	FBTX	TX	3,070,222	0.56	5.84	17.21	365.3	29.20	17.20	143.7	188.0	11.90	0.00
Globe Bancorp Inc.	GLBP	LA	30,190	0.49	2.82	16.75	4.6	27.50	19.00	82.2	82.2	15.19	2.09
Golden West Financial	GDW	CA	93,158,302	1.44	20.01	107.88	16,482.0	14.10	13.20	251.0	251.0	17.69	0.37
Great American Bancorp	GTPS	IL	157,261	0.73	6.77	28.91	21.3	20.10	21.30	125.2	128.9	13.51	1.52

Exhibit III (continued)

Financial and Market Data for All Public Thrifts

Company	Ticker	State	Total Assets ($000)	LTM ROA (%)	LTM ROE (%)	Stock Price 9/08/04 ($)	Total Market Value ($mil.)	Price/ LTM EPS (x)	Price/ Qtr. EPS (x)	Price/ Book Value (%)	Price/ Tang. Book (%)	Price/ Total Assets (%)	Div. Yield (%)
Great Pee Dee Bancorp Inc.	PEDE	SC	156,355	0.81	4.75	15.50	28.1	21.20	22.80	107.8	112.3	17.96	4.00
Greater Atlantic Financial	GAFC	VA	504,438	0.09	2.31	6.12	18.4	NM	7.70	95.9	102.8	3.66	0.00
GS Financial Corp.	GSLA	LA	209,496	0.24	1.72	18.41	23.8	41.80	57.50	84.2	84.2	11.41	2.17
Harbor Florida Bancshares Inc.	HARB	FL	2,592,190	1.63	14.86	32.10	763.7	18.80	18.20	274.8	278.8	29.45	1.99
Harleysville Savings Financial	HARL	PA	707,914	0.69	11.31	29.00	66.3	14.30	15.10	153.6	153.6	9.39	2.76
Harrington West Finl Grp Inc	HWFG	CA	1,050,420	0.84	16.87	16.90	89.2	11.70	12.10	181.9	202.6	8.48	2.37
Hemlock Federal Financial Corp	HMKF	IL	318,365	0.51	7.51	23.51	22.9	13.90	13.70	96.2	102.1	6.82	2.89
HF Financial Corp.	HFFC	SD	847,070	0.66	10.31	16.27	57.5	11.40	8.80	111.3	123.3	6.79	2.64
HFS Bank FSB	HFSK	IN	234,711	0.71	8.38	12.50	23.3	14.40	14.20	118.7	118.7	9.94	3.36
High Country Bancorp Inc.	HCBC	CO	193,569	1.06	11.22	21.75	19.5	15.50	NM	107.3	107.3	10.13	2.30
Hingham Instit. for Savings	HIFS	MA	526,060	1.21	14.07	42.00	87.4	15.20	15.90	207.3	207.3	16.61	1.71
HMN Financial Inc.	HMNF	MN	914,098	1.15	11.92	26.99	120.3	11.10	10.90	148.3	156.4	13.16	3.26
Home Building Bancorp	HBBI	IN	54,034	0.71	5.42	25.00	6.5	18.00	16.90	96.7	96.7	12.09	1.68
Home City Financial Corp.	HCFC	OH	153,259	0.43	5.43	15.54	12.8	19.00	17.70	103.4	106.0	8.36	2.83
Home Financial Bancorp	HWEN	IN	59,716	0.54	4.76	5.75	7.8	21.30	18.00	110.4	110.4	13.06	2.09
Home Loan Financial Corp.	HLFC	OH	157,521	1.26	8.59	19.68	33.1	17.70	NM	146.2	146.2	21.13	3.91
Homestead Bancorp Inc.	HSTD	LA	133,519	0.33	3.43	12.00	11.1	NA	NA	NA	NA	NA	2.00
HopFed Bancorp Inc.	HFBC	KY	582,278	0.75	8.38	16.24	58.9	14.90	14.50	127.1	144.7	10.12	2.96
Horizon Financial Corp.	HRZB	WA	877,543	1.53	11.85	19.70	203.0	16.40	15.90	188.7	189.7	23.13	2.64
Horizon Financial Svcs Corp.	HZFS	IA	99,037	1.41	12.10	15.00	11.6	8.70	7.70	100.9	100.9	11.68	1.67
Independence Cmnty Bank Corp.	ICBC	NY	18,017,754	1.50	13.48	40.49	3,399.9	14.50	13.70	157.1	359.0	18.74	2.37
Indian Village Bancorp Inc.	IDVB	OH	98,216	0.42	4.90	17.00	6.7	15.60	17.00	73.7	73.7	6.30	1.88
IndyMac Bancorp Inc.	NDE	CA	15,538,516	1.10	15.26	34.95	2,140.6	12.90	23.00	180.6	185.9	13.74	3.66
Jefferson Bancshares Inc.	JFBI	TN	305,474	0.44	1.46	13.25	111.1	NM	25.50	118.9	118.9	36.36	1.51
KNBT Bancorp Inc.	KNBT	PA	2,184,688	(0.17)	(0.98)	16.78	513.1	NA	28.00	128.7	146.2	22.16	1.19
KS Bancorp Inc.	KSAV	NC	217,678	0.55	6.07	20.95	25.1	22.30	19.40	138.9	138.9	11.52	3.05
Laurel Capital Group Inc.	LARL	PA	299,375	0.55	6.18	23.80	45.9	28.00	27.10	169.3	195.6	15.34	3.36
Lawrence Financial Holdings	LWFH	OH	125,024	0.30	2.79	22.00	14.3	35.50	36.70	104.2	104.2	11.43	1.27
Lexington B&L Financial Corp.	LXMO	MO	134,885	0.68	6.63	21.35	13.8	NA	14.10	98.9	104.8	10.26	1.41
Lincoln Bancorp	LNCB	IN	581,170	0.58	4.25	18.70	99.5	22.50	20.30	102.9	105.7	14.26	2.78

Exhibit III (continued)

Financial and Market Data for All Public Thrifts

Company	Ticker	State	Total Assets ($000)	LTM ROA (%)	LTM ROE (%)	Stock Price 9/08/04 ($)	Total Market Value ($mil.)	Price/ LTM EPS (x)	Price/ Qtr. EPS (x)	Price/ Book Value (%)	Price/ Tang. Book (%)	Price/ Total Assets (%)	Div. Yield (%)
Logansport Financial Corp.	LOGN	IN	153,868	0.90	8.47	17.75	15.6	11.40	15.30	93.5	93.5	10.11	3.15
LSB Corp.	LSBX	MA	476,274	1.32	11.22	19.80	85.3	14.40	9.30	149.7	149.7	17.90	2.63
LSB Financial Corp.	LSBI	IN	342,713	0.93	10.90	23.97	32.7	11.10	11.10	111.3	111.3	9.39	2.50
MAF Bancorp Inc.	MAFB	IL	9,374,628	1.19	12.13	43.79	1,428.4	14.00	14.20	157.9	226.7	15.26	1.92
Malaga Financial Corporation	MLGF	CA	485,766	1.23	14.90	11.95	65.5	13.40	12.00	186.7	186.7	13.49	0.00
MASSBANK Corp.	MASB	MA	980,450	0.76	6.95	36.72	161.6	21.60	23.50	149.8	151.4	16.45	2.72
Matrix Bancorp Inc.	MTXC	CO	1,736,805	0.25	5.90	12.06	78.6	19.10	5.20	106.0	106.0	4.53	0.00
Mayflower Co-operative Bank	MFLR	MA	220,304	0.88	10.60	18.99	39.0	21.30	21.60	220.3	221.4	17.69	2.11
MFB Corp.	MFBC	IN	427,933	0.63	7.75	30.12	40.0	15.20	17.10	112.1	112.1	9.36	1.59
Midland Capital Holdings Corp.	MCPH	IL	153,560	0.66	9.14	40.00	14.9	14.30	20.00	126.9	126.9	9.71	2.00
Monarch Community Bancorp Inc	MCBF	MI	291,925	0.23	1.34	14.02	38.0	66.80	NM	90.4	121.0	13.01	1.43
Mutual Community Savings Bank	MTUC	NC	94,737	(0.06)	(0.78)	11.75	4.2	NM	22.20	57.2	57.2	4.43	0.00
MutualFirst Financial Inc.	MFSF	IN	818,408	0.91	7.68	23.21	114.9	15.70	15.70	124.6	125.8	14.04	2.07
NASB Financial Inc.	NASB	MO	1,345,837	2.05	19.55	37.97	321.2	12.80	13.40	240.5	246.4	23.86	2.11
NetBank Inc.	NTBK	GA	5,175,764	0.95	10.13	11.06	518.6	12.20	15.40	120.0	143.1	9.98	0.72
New Hampshire Thrift Bncshrs	NHTB	NH	604,905	1.11	15.18	30.00	62.4	10.50	12.50	151.9	215.8	10.29	3.00
New York Community Bancorp	NYB	NY	24,087,750	1.66	14.32	21.58	5,712.9	14.20	33.70	184.3	563.2	23.26	4.63
NewAlliance Bancshares Inc.	NABC	CT	6,390,391	(0.25)	(1.35)	13.89	1,585.7	NA	NM	113.0	174.7	24.80	1.15
NewMil Bancorp Inc.	NMIL	CT	730,756	1.14	15.13	28.72	120.9	15.50	15.00	227.2	271.1	16.54	2.37
Nittany Financial Corp.	NTNY	PA	278,098	0.85	14.23	25.35	48.8	24.60	20.40	305.8	343.7	17.54	0.00
North Central Bancshares Inc.	FFFD	IA	450,229	1.28	13.38	38.25	59.8	11.50	10.50	145.0	164.9	13.27	2.61
Northeast Bancorp	NBN	ME	538,754	0.71	9.52	19.15	48.4	14.20	17.70	132.7	135.4	8.98	1.88
Northeast Indiana Bancorp	NEIB	IN	225,099	0.74	6.15	21.28	31.2	18.80	18.30	117.8	117.8	13.88	2.63
Northeast PA Financial Corp.	NEPF	PA	880,538	(0.04)	(0.51)	16.80	66.8	NM	16.80	122.0	149.7	7.96	1.43
The Northern Savings & Loan Co	NLVS	OH	313,944	0.93	7.05	19.90	46.6	15.70	14.60	110.0	110.0	14.83	3.02
NorthWest Indiana Bancorp	NWIN	IN	539,022	1.17	14.49	34.55	95.6	16.00	15.70	227.6	227.6	17.73	3.59
OceanFirst Financial Corp.	OCFC	NJ	1,857,346	1.03	13.58	24.54	325.4	17.30	19.20	239.9	242.4	17.50	3.26
Ohio Savings Financial Corp.	OHSF	OH	11,654,722	1.05	13.91	7,200.00	1,223.3	NA	NA	NA	NA	NA	0.00
Pacific Premier Bancorp	PPBI	CA	423,699	1.82	19.87	11.00	57.8	10.40	13.10	164.7	164.7	16.09	0.00
Pamrapo Bancorp Inc.	PBCI	NJ	643,720	1.25	15.65	22.66	112.7	14.20	14.50	212.2	212.2	17.51	3.71

Exhibit III (continued)

Financial and Market Data for All Public Thrifts

Company	Ticker	State	Total Assets ($000)	LTM ROA (%)	LTM ROE (%)	Stock Price 9/08/04 ($)	Total Market Value ($mil.)	Price/ LTM EPS (x)	Price/ Qtr. EPS (x)	Price/ Book Value (%)	Price/ Tang. Book (%)	Price/ Total Assets (%)	Div. Yield (%)
Park Bancorp Inc.	PFED	IL	270,785	0.97	8.71	30.62	35.1	13.90	16.00	109.6	109.6	12.09	2.35
Parkvale Financial Corp.	PVSA	PA	1,612,453	0.61	9.75	26.35	147.1	14.90	16.90	140.5	157.2	9.12	3.04
Partners Trust Financial	PRTR	NY	1,339,473	0.98	7.15	10.15	489.4	21.60	25.40	158.8	200.9	21.02	2.36
PennFed Financial Services Inc	PFSB	NJ	1,902,286	0.67	10.20	31.30	212.5	18.70	19.60	179.5	181.6	11.17	1.28
Peoples Bancorp	PFDC	IN	493,496	0.98	7.64	21.51	72.5	15.20	16.30	114.3	119.6	14.69	3.35
Peoples Community Bancorp Inc.	PCBI	OH	852,166	0.41	6.36	23.50	91.6	19.80	28.00	122.7	132.0	10.75	2.55
Peoples Ohio Financial	POHF	OH	191,479	0.92	7.67	4.20	30.6	19.10	26.30	127.0	127.0	16.00	2.86
Peoples-Sidney Financial Corp.	PSFC	OH	136,792	0.68	5.49	15.45	22.1	NM	NM	126.9	126.9	16.18	3.62
Perpetual Federal Savings Bank	PFOH	OH	323,725	1.54	9.40	27.80	68.6	14.40	13.40	132.0	132.0	21.19	3.31
PFF Bancorp Inc.	PFB	CA	3,644,217	1.23	13.66	38.90	654.1	15.40	15.20	202.1	202.9	17.92	2.06
PFS Bancorp Inc.	PBNC	IN	124,784	0.71	3.16	21.50	31.7	35.30	35.80	116.7	116.7	25.40	1.40
Pocahontas Bancorp Inc.	PFSL	AR	712,936	0.76	10.90	16.25	74.3	13.20	20.30	149.5	216.6	10.42	1.97
Progressive Bancorp Inc.	PEKS	IL	110,802	0.56	7.09	37.50	5.2	NA	NA	NA	NA	NA	2.67
Provident Bancorp Inc.	PBCP	NY	1,782,670	0.65	4.20	11.58	459.1	44.50	29.00	134.0	169.7	25.76	1.38
Provident Financial Holdings	PROV	CA	1,319,035	1.17	14.14	25.86	183.4	12.40	10.80	166.7	167.0	13.90	1.55
Provident Financial Services	PFS	NJ	4,296,394	0.84	4.27	17.61	1,384.2	27.50	27.50	129.6	133.2	24.62	1.36
Pulaski Financial Corp.	PULB	MO	566,597	1.23	15.25	19.14	104.9	19.50	19.10	271.5	275.4	18.50	1.88
PVF Capital Corp.	PVFC	OH	741,588	1.06	12.49	13.96	98.1	14.50	17.50	157.5	157.5	13.23	1.93
Rainier Pacific Finl Group Inc	RPFG	WA	760,582	(0.28)	(2.12)	17.91	151.2	NA	37.30	128.3	128.6	18.40	1.23
Rantoul First Bank SB	RFBK	IL	31,723	(2.13)	(26.77)	16.75	3.2	NM	NM	149.9	149.9	10.08	0.00
Redwood Financial Inc.	REDW	MN	79,393	0.39	3.65	19.25	10.1	NA	NA	NA	NA	NA	0.00
River Valley Bancorp	RIVR	IN	258,460	1.02	11.36	23.75	37.8	15.70	18.00	174.4	174.6	14.91	3.03
Riverview Bancorp Inc.	RVSB	WA	515,371	1.42	11.25	20.78	99.5	13.80	11.50	150.3	176.6	19.31	2.98
RSV Bancorp Inc.	RSVI	PA	76,700	1.03	6.13	17.10	11.1	16.20	19.50	103.5	103.5	15.77	1.67
San Luis Trust Bank FSB	SNLS	CA	114,968	2.25	25.28	15.25	42.0	NA	NA	NA	NA	NA	0.92
SE Financial Corp.	SEFL	PA	NA	NA	NA	9.85	23.4	NA	30.80	75.6	75.6	19.79	0.81
Security Federal Bancorp Inc.	SIYF	AL	76,451	1.00	7.59	16.00	10.9	NA	NA	NA	NA	NA	3.75
Security Federal Corp.	SFDL	SC	552,710	0.81	13.03	22.00	55.7	13.70	17.70	173.0	173.0	10.03	0.55
Severn Bancorp Inc.	SVBI	MD	620,820	2.16	23.61	34.25	142.5	11.90	11.00	261.9	263.5	22.95	1.17
SFB Bancorp Inc.	SFBK	TN	NA	NA	NA	22.75	12.6	NA	NA	NA	NA	NA	0.88

Exhibit III (continued)

Financial and Market Data for All Public Thrifts

Company	Ticker	State	Total Assets ($000)	LTM ROA (%)	LTM ROE (%)	Stock Price 9/08/04 ($)	Total Market Value ($mil.)	Price/ LTM EPS (x)	Price/ Qtr. EPS (x)	Price/ Book Value (%)	Price/ Tang. Book (%)	Price/ Total Assets (%)	Div. Yield (%)
Sistersville Bancorp Inc.	SVBC	WV	NA	NA	NA	19.25	7.6	NA	NA	NA	NA	NA	2.60
Sound Federal Bancorp Inc.	SFFS	NY	914,610	0.74	4.76	14.13	177.3	27.70	29.40	141.9	159.7	19.39	1.70
South Street Financial Corp.	SSFC	NC	211,671	0.41	3.46	10.21	30.9	33.60	42.00	121.5	121.5	14.60	3.97
Southern Banc Co.	SRNN	AL	106,353	0.53	3.12	17.50	15.6	27.80	31.30	90.5	90.5	14.68	2.00
Southern Community Bancshares	SCBS	AL	65,692	0.84	7.27	10.00	7.2	NA	NA	NA	NA	NA	3.30
Southern Missouri Bancorp Inc.	SMBC	MO	311,893	0.98	11.09	15.17	34.9	12.30	11.90	131.7	148.0	10.96	2.37
SouthFirst Bancshares Inc.	SZB	AL	138,779	(0.48)	(5.74)	16.05	11.4	NM	NM	111.8	118.1	8.20	3.74
Sovereign Bancorp Inc.	SOV	PA	48,686,877	1.03	13.30	22.23	7,630.6	14.80	13.20	178.4	299.0	13.98	0.54
Sterling Financial Corp.	STSA	WA	6,259,111	0.84	12.83	35.33	799.8	16.40	15.20	195.7	308.3	12.77	0.00
Sturgis Bancorp	STBI	MI	314,126	0.71	7.17	14.00	38.1	19.20	25.00	135.4	166.1	12.17	2.57
Synergy Finl Group Inc.	SYNF	NJ	800,219	0.59	5.59	10.50	130.8	31.80	32.80	125.2	126.1	16.34	1.52
Teche Holding Co.	TSH	LA	580,452	1.07	10.25	39.35	89.2	15.90	16.40	154.4	154.4	15.42	2.13
TF Financial Corp.	THRD	PA	624,668	(0.60)	(6.54)	27.99	80.6	NM	12.10	130.8	142.3	11.99	2.43
Third Century Bancorp	TDCB	IN	NA	NA	NA	11.05	18.3	NA	NA	79.1	79.1	15.21	1.45
TierOne Corp.	TONE	NE	2,255,269	1.07	7.58	21.65	395.9	17.50	16.90	150.2	150.2	17.55	0.92
Timberland Bancorp Inc.	TSBK	WA	437,688	1.27	7.54	22.98	79.9	15.90	14.70	124.6	124.6	20.44	2.61
TrustCo Bank Corp NY	TRST	NY	2,849,227	1.99	25.20	13.07	971.2	17.90	17.20	451.8	453.0	34.03	4.59
Union Community Bancorp	UCBC	IN	261,540	0.75	5.61	18.00	35.8	17.70	21.40	105.5	114.8	13.68	3.33
United Community Finl Corp.	UCFC	OH	2,183,577	1.05	7.93	11.70	364.6	17.00	17.20	149.2	175.8	16.70	2.56
United PanAm Financial Corp.	UPFCE	CA	1,668,665	1.03	15.79	16.29	263.4	18.50	11.60	238.9	238.9	15.78	0.00
United Tennessee Bankshares	UTBI	TN	123,430	1.74	12.10	18.65	22.4	11.30	11.40	131.3	137.4	18.17	1.93
Washington Fed Bank for Svgs.	WFBS	IL	53,822	1.47	17.71	19.00	2.6	NA	NA	NA	NA	NA	0.00
Washington Federal Inc.	WFSL	WA	7,284,395	1.81	12.81	25.74	2,019.5	15.00	14.60	184.1	194.6	27.72	3.26
Washington Mutual Inc.	WM	WA	278,544,000	1.21	16.75	39.38	34,124.8	10.50	17.90	167.5	244.6	12.25	4.47
Washington Savings Bank FSB	WSB	MD	471,344	2.06	20.57	11.85	94.2	10.70	10.60	184.9	184.9	18.37	2.36
Wayne Savings Bancshares	WAYN	OH	386,444	0.66	5.59	16.28	61.4	25.10	31.30	146.0	151.3	15.88	2.95
Wells Financial Corp.	WEFC	MN	223,353	1.20	9.69	27.50	31.9	12.10	14.60	112.8	112.8	14.30	3.20
Westcorp	WES	CA	14,999,112	1.15	16.31	42.98	2,228.9	13.00	10.30	181.8	181.8	14.85	1.30
Willow Grove Bncp Inc.	WGBC	PA	921,592	0.73	5.56	16.37	161.8	26.40	25.60	152.0	153.4	17.12	2.69
Woronoco Bancorp Inc.	WRO	MA	882,065	0.71	7.28	39.60	145.6	25.10	26.10	184.8	189.1	16.49	2.02

Exhibit III (continued)

Financial and Market Data for All Public Thrifts

Company	Ticker	State	Total Assets ($000)	LTM ROA (%)	LTM ROE (%)	Stock Price 9/08/04 ($)	Total Market Value ($mil.)	Price/ LTM EPS (x)	Price/ Qtr. EPS (x)	Price/ Book Value (%)	Price/ Tang. Book (%)	Price/ Total Assets (%)	Div. Yield (%)
WSFS Financial Corp.	WSFS	DE	2,399,954	1.12	12.77	52.11	365.6	16.80	15.90	205.7	207.0	15.23	0.46
WVS Financial Corp.	WVFC	PA	400,180	0.62	7.99	17.80	44.1	19.80	15.30	150.5	150.5	11.11	3.60
Average	**NA**	**NA**	**3,676,193**	**0.80**	**8.72**	**NA**	**533.5**	**18.70**	**18.90**	**147.9**	**163.2**	**14.35**	**1.95**
Median	**NA**	**NA**	**493,496**	**0.81**	**8.38**	**NA**	**56.6**	**15.95**	**16.80**	**134.4**	**148.0**	**13.50**	**2.01**

Note: all public thrift group excludes companies subject to MHC ownership or pending acquisitions.

Source: SNL Financial.

Exhibit IV-2

Pro Forma Full Conversion Valuation Range
Slavie Federal Savings Bank
Historical Financial Data as of June 30, 2004
(Dollars in Thousands, Except Per Share Data)

	Minimum	*Midpoint*	*Maximum*	*Adj. Max.*
Shares offered	1,912,500	2,250,000	2,587,500	2,975,625
Offering price	$10.00	$10.00	$10.00	$10.00
Gross proceeds	$19,125	$22,500	$25,875	$29,756
Less: estimated expenses	(664)	(703)	(741)	(786)
Net offering proceeds	18,461	21,798	25,134	28,970
Less: ESOP purchase	(1,530)	(1,800)	(2,070)	(2,381)
Less: RRP purchase	(765)	(900)	(1,035)	(1,190)
Net investable proceeds	$16,166	$19,098	$22,029	$25,399
Net Income: (LTM period)				
LTM ended 6/30/04	$96	$96	$96	$96
Pro forma income on net proceeds	380	449	518	597
Pro forma ESOP adjustment	(47)	(55)	(64)	(73)
Pro forma RRP adjustment	(94)	(110)	(127)	(146)
Pro forma net income	$335	$380	$423	$474
Pro forma earnings per share	$0.19	$0.18	$0.18	$0.17
Net Income: (Quarter annlzd. period)				
Quarter ended 6/30/04 annualized	$12	$12	$12	$12
Pro forma income on net proceeds	380	449	518	597
Pro forma ESOP adjustment	(47)	(55)	(64)	(73)
Pro forma RRP adjustment	(94)	(110)	(127)	(146)
Pro forma net income	$251	$296	$339	$390
Pro forma earnings per share	$0.14	$0.14	$0.14	$0.14
Total Equity	$10,976	$10,976	$10,976	$10,976
Net offering proceeds	18,461	21,798	25,134	28,970
Less: ESOP purchase	(1,530)	(1,800)	(2,070)	(2,381)
Less: RRP purchase	(765)	(900)	(1,035)	(1,190)
Pro forma total equity	$27,142	$30,074	$33,005	$36,375
Pro forma book value	$14.19	$13.37	$12.76	$12.22
Tangible Equity	$10,945	$10,945	$10,945	$10,945
Net offering proceeds	18,461	21,798	25,134	28,970
Less: ESOP purchase	(1,530)	(1,800)	(2,070)	(2,381)
Less: RRP purchase	(765)	(900)	(1,035)	(1,190)
Pro forma tangible equity	$27,111	$30,043	$32,974	$36,344
Pro forma tangible book value	$14.18	$13.35	$12.74	$12.21
Total Assets	$146,753	$146,753	$146,753	$146,753
Net offering proceeds	18,461	21,798	25,134	28,970
Less: ESOP purchase	(1,530)	(1,800)	(2,070)	(2,381)
Less: RRP purchase	(765)	(900)	(1,035)	(1,190)
Pro forma total assets	$162,919	$165,851	$168,782	$172,152
Pro Forma Ratios:				
Price / EPS - 6/30/04 LTM	52.8	54.7	56.5	58.0
Price / EPS - 6/30/04 Qtr. Ann.	70.4	70.2	70.5	70.5
Price / Book Value	70.5%	74.8%	78.4%	81.8%
Price / Tangible Book Value	70.5%	74.9%	78.5%	81.9%
Price / Total Assets	11.74%	13.57%	15.33%	17.28%
Equity / Assets	16.66%	18.13%	19.55%	21.13%

Exhibit IV-3
Pro Forma Full Conversion Analysis at Maximum
Slavie Federal Savings Bank
Historical Financial Data as of June 30, 2004

Valuation Parameters	**Symbol**		**Data**
Net income -- 6/30/04 LTM	Y	$	96,000
Net income -- 6/30/04 Qtr. ann	Y		12,000
Net worth	B		10,976,000
Tangible net worth	B		10,976,000
Total assets	A		146,753,000
Expenses in conversion	X		741,313
Other proceeds not reinvested	O		3,105,000
ESOP purchase	E		2,070,000
ESOP expense (pre-tax)	F		104,268
MRP purchase	M		1,035,000
MRP expense (pre-tax)	N		206,908
Re-investment rate (after-tax)	R		2.35%
Tax rate	T		38.62%
Shares for EPS	S		92.40%

Pro Forma Valuation Ratios at Maximum Value		
Price / EPS -- 6/30/04 LTM	P/E	56.52 x
Price / EPS -- 6/30/04 Qtr. ann.	P/E	70.53 x
Price / Book Value	P/B	78.40%
Price / Tangible Book	P/B	78.47%
Price / Assets	P/A	15.33%

Pro Forma Calculation at Maximum Value — Based on

$$V = \frac{(P/E / S)*((Y-R*(O+X)-(F+N)*(1-T)))}{1 - (P/E / S) * R} = \$25,875,000$$ [LTM earnings]

$$V = \frac{(P/E / S)*((Y-R*(O+X)-(F+N)*(1-T)))}{1 - (P/E / S) * R} = \$25,875,000$$ [Qtr. annlzd.]

$$V = \frac{P/B * (B - X - E - M)}{1 - P/B} = \$25,875,000$$ [Book value]

$$V = \frac{P/B * (B - X - E - M)}{1 - P/B} = \$25,875,000$$ [Tangible book]

$$V = \frac{P/A * (B - X - E - M)}{1 - P/A} = \$25,875,000$$ [Total assets]

Pro Forma Valuation Range					
Minimum =	$22,500,000	x	0.85	=	$19,125,000
Midpoint =	$22,500,000	x	1.00	=	$22,500,000
Maximum =	$22,500,000	x	1.15	=	$25,875,000
Adj. Max. =	$25,875,000	x	1.15	=	$29,756,250

Exhibit IV-4

Comparative Valuation Ratios
Pro Forma Full Conversion Valuation
Market Price Data as of September 8, 2004

Valuation Ratio	Symbol	Slavie Federal Savings Bank	Comparative Group Mean	Comparative Group Median	Nationwide Public Thrift Aggregate(1) Mean	Nationwide Public Thrift Aggregate(1) Median	Maryland Public Thrift Aggregate(2) Mean	Maryland Public Thrift Aggregate(2) Median
Price / LTM EPS	P/E							
Minimum	(X)	52.8	20.8	22.3	18.7	16.0	14.1	11.3
Midpoint		54.7						
Maximum		56.5						
Adjusted Maximum		58.0						
Price / Qtr. Ann. EPS	P/E							
Minimum	(X)	70.4	23.3	22.6	18.9	16.8	14.0	10.8
Midpoint		70.2						
Maximum		70.5						
Adjusted Maximum		70.5						
Price / Book Value	P/B							
Minimum	(%)	70.5	108.6	109.8	147.9	134.4	163.5	145.6
Midpoint		74.8						
Maximum		78.4						
Adjusted Maximum		81.8						
Price / Tang. Book	P/B							
Minimum	(%)	70.5	110.1	114.2	163.2	148.0	165.0	145.6
Midpoint		74.9						
Maximum		78.5						
Adjusted Maximum		81.9						
Price / Total Assets	P/A							
Minimum	(%)	11.74	12.21	13.10	14.35	13.50	14.05	13.40
Midpoint		13.57						
Maximum		15.33						
Adjusted Maximum		17.28						

(1) Includes 212 publicly-traded, non-MHC, non-acquired thrifts nationwide.
(2) Includes 4 publicly-traded, non-MHC, non-acquired thrifts based in Maryland.

Exhibit IV-5
Comparative Discount and Premium Analysis
Pro Forma Full Conversion Valuation
Market Price Data as of September 8, 2004

Valuation Ratio	Symbol	Slavie Federal Savings Bank	Relative Premiums (Discounts): Comp. Group Average	All Public Thrifts(1)	All Maryland Thrifts(2)
Price / LTM EPS (3)	P/E		**20.8**	**18.7**	**14.1**
Minimum	(X)	**52.8**	153.6%	182.1%	275.5%
Midpoint		**54.7**	163.0%	192.6%	289.4%
Maximum		**56.5**	171.7%	202.3%	302.3%
Adjusted Maximum		**58.0**	178.9%	210.2%	312.9%
Price / Qtr. Ann. EPS (3)	P/E		**23.3**	**18.9**	**14.0**
Minimum	(X)	**70.4**	238.5%	276.5%	401.1%
Midpoint		**70.2**	237.7%	275.6%	399.9%
Maximum		**70.5**	239.1%	277.1%	402.0%
Adjusted Maximum		**70.5**	238.9%	277.0%	401.8%
Price / Book Value	P/B		**108.6**	**147.9**	**163.5**
Minimum	(%)	**70.5**	-35.1%	-52.4%	-56.9%
Midpoint		**74.8**	-31.1%	-49.4%	-54.2%
Maximum		**78.4**	-27.8%	-47.0%	-52.0%
Adjusted Maximum		**81.8**	-24.7%	-44.7%	-50.0%
Price / Tangible Book	P/B		**110.1**	**163.2**	**165.0**
Minimum	(%)	**70.5**	-36.0%	-56.8%	-57.2%
Midpoint		**74.9**	-32.0%	-54.1%	-54.6%
Maximum		**78.5**	-28.8%	-51.9%	-52.4%
Adjusted Maximum		**81.9**	-25.7%	-49.8%	-50.4%
Price / Total Assets	P/A		**12.21**	**14.35**	**14.05**
Minimum	(%)	**11.74**	-3.9%	-18.2%	-16.4%
Midpoint		**13.57**	11.1%	-5.5%	-3.4%
Maximum		**15.33**	25.5%	6.8%	9.2%
Adjusted Maximum		**17.28**	41.5%	20.5%	23.1%

(1) Average for 212 publicly-traded, non-MHC, not-subject-to-acquisition thrifts nationwide.
(2) Average for 4 publicly-traded, non-MHC, not-subject-to-acquisition thrifts based in Maryland.

Exhibit V-2

Pro Forma MHC Stock Offering Range
Historical Financial Data as of June 30, 2004
(Dollars in Thousands, Except Per Share Data)

	Minimum	*Midpoint*	*Maximum*	*Adj. Max.*
Shares outstanding	1,912,500	2,250,000	2,587,500	2,975,625
Shares sold 45%	860,625	1,012,500	1,164,375	1,339,031
Offering price	$10.00	$10.00	$10.00	$10.00
Gross proceeds	$8,606	$10,125	$11,644	$13,390
Less: estimated expenses	(542)	(559)	(576)	(596)
Net offering proceeds	8,064	9,566	11,067	12,794
Less: ESOP purchase	(763)	(898)	(1,032)	(1,187)
Less: RRP purchase	(381)	(448)	(515)	(592)
Net investable proceeds	$6,920	$8,220	$9,520	$11,015
Net Income: (LTM period)				
LTM ended 6/30/04	$96	$96	$96	$96
Pro forma income on net proceeds	163	193	224	259
Pro forma ESOP adjustment	(23)	(28)	(32)	(36)
Pro forma RRP adjustment	(47)	(55)	(63)	(73)
Pro forma net income	$189	$206	$225	$246
Pro forma earnings per share	$0.11	$0.10	$0.09	$0.09
Net Income: (Qtr. annlzd. 6/30/04)				
Quarter ended 6/30/04 annualized	$12	$12	$12	$12
Pro forma income on net proceeds	163	193	224	259
Pro forma ESOP adjustment	(23)	(28)	(32)	(36)
Pro forma RRP adjustment	(47)	(55)	(63)	(73)
Pro forma net income	$105	$122	$141	$162
Pro forma earnings per share	$0.06	$0.06	$0.06	$0.06
Total Equity	$10,976	$10,976	$10,976	$10,976
Net offering proceeds	8,064	9,566	11,067	12,794
Less: capitalization of MHC	(100)	(100)	(100)	(100)
Less: ESOP purchase	(763)	(898)	(1,032)	(1,187)
Less: RRP purchase	(381)	(448)	(515)	(592)
Pro forma total equity	$17,796	$19,097	$20,396	$21,891
Pro forma book value	$9.31	$8.49	$7.88	$7.36
Tangible Equity	$10,945	$10,945	$10,945	$10,945
Net offering proceeds	8,064	9,566	11,067	12,794
Less: capitalization of MHC	(100)	(100)	(100)	(100)
Less: ESOP purchase	(763)	(898)	(1,032)	(1,187)
Less: RRP purchase	(381)	(448)	(515)	(592)
Pro forma tangible equity	$17,765	$19,066	$20,365	$21,860
Pro forma tangible book value	$9.29	$8.47	$7.87	$7.35
Total Assets	$146,753	$146,753	$146,753	$146,753
Net offering proceeds	8,064	9,566	11,067	12,794
Less: capitalization of MHC	(100)	(100)	(100)	(100)
Less: ESOP purchase	(763)	(898)	(1,032)	(1,187)
Less: RRP purchase	(381)	(448)	(515)	(592)
Pro forma total assets	$153,573	$154,874	$156,173	$157,668
Pro Forma Ratios:				
Price / EPS - 6/30/04 LTM	92.7	100.0	105.3	110.8
Price / EPS - 6/30/04 Qtr. Ann.	166.8	168.9	168.1	168.2
Price / Book Value	107.4%	117.8%	126.9%	135.9%
Price / Tangible Book Value	107.6%	118.1%	127.1%	136.1%
Price / Total Assets	12.45%	14.53%	16.57%	18.87%
Equity / Assets	11.59%	12.33%	13.06%	13.88%

INDEX TO EXHIBITS

*1.1	Engagement Letter by and between Slavie Federal Savings Bank and Sandler O'Neill & Partners, L.P. to serve as Independent Financial Adviser
*1.2	Engagement Letter between Slavie Federal Savings Bank and Sandler O'Neill & Partners, L.P. to serve as conversion agent
1.3	Form of Agency Agreement by and among SFSB, Inc., Slavie Federal Savings Bank and Sandler O'Neill & Partners, L.P.
2	Slavie Federal Savings Bank Second Amended and Restated Plan of Reorganization from a Mutual Savings Bank to a Mutual Holding Company and Stock Issuance Plan
*3.1	Federal Stock Charter of SFSB, Inc.
3.2	Bylaws of SFSB, Inc.
4	Form of Common Stock certificate of SFSB, Inc.
5	Opinion of Ober, Kaler, Grimes & Shriver, a Professional Corporation, regarding the legality of the securities being registered
8	Federal and State Tax Opinion of Ober, Kaler, Grimes & Shriver, a Professional Corporation
10.1	Form of Employee Stock Ownership Plan
10.2	Form of Employment Agreement between Slavie Federal Savings Bank and Philip E. Logan
10.3	Form of Employment Agreement between Slavie Federal Savings Bank and Charles E. Wagner, Jr.
10.4	Form of Employment Agreement between Slavie Federal Savings Bank and Sophie T. Wittelsberger
*10.5	Lease Agreement between Benefield Properties, LLC and Slavie Federal Savings Bank
*21	Subsidiaries of Registrant

*23.1	Consent of Ober, Kaler, Grimes & Shriver, a Professional Corporation (contained in their opinions included herein as Exhibits 5 and 8)
23.2	Consent of Beard Miller Company LLP
23.3	Consent of Feldman Financial Advisors, Inc.
*24	Power of Attorney (contained herein on page II-6)
*99.1	Appraisal Agreement by and between Slavie Federal Savings Bank and Feldman Financial Advisors, Inc.
#99.2	Appraisal Report of Feldman Financial Advisors, Inc.
*99.3	Letter of Feldman Financial Advisors, Inc. with respect to Subscription Rights
99.4	Marketing Materials
99.5	Stock Order and Acknowledgement Form

----

* Previously filed.

Supporting Financial Schedules filed pursuant to Rule 202 of Regulation S-T. This means that the Supporting Financial Schedules are not available electronically. You may contact the Securities and Exchange Commission at 1-800-SEC-0330 for further information on obtaining a copy of the Supporting Financial Schedules.